Mr. William L. Hunter

Chief Executive Officer

Angiotech Pharmaceuticals, Inc.

1618 Station Street

Vancouver, BC Canada V6A, 1B6

September 26, 2008

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Jennifer Riegel

Re:	Angiotech Pharmaceuticals, Inc.
Schedule 14A
Filed July 22, 2008
File No. 0-30334

Ladies and Gentlemen:

We are writing in response to the letter dated July 30, 2008 from the SEC staff commenting on the above preliminary proxy statement.

The staff letter contained the following comment, which is followed by the company’s response.

Staff Comment:

Proposal One

1.	Rule 14a-4(a)(3) requires that the form proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” You have “bundled” two proposals together in proposal one, namely, the proposal to transfer of a significant portion of the company’s business to Angiotech Pharmaceuticals Interventions and the proposal concerning the issuance of convertible notes by Angiotech Pharmaceuticals Interventions. Please revise your proxy statement to separately identify, discuss and request shareholders to separately vote on each of these proposals in the proxy statement.

Securities and Exchange Commission	-2-

Company Response:

The company has determined to postpone the shareholder vote with respect to the two proposals identified in the above Staff comment. The company does not dispute the comment and at such time as the company determines to submit such proposals to a shareholder vote, the company will revise the proposals in the proxy statement in accordance with the above Staff comment.

*        *        *

As suggested, we are providing the Staff with marked copies of the revised document to expedite its review. The company letter is being filed on EDGAR under the form type label CORRESP.

In connection with responding to the Staff comment, the company acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank H. Golay, Jr., Ian Fried or Steven Hurdle at Sullivan & Cromwell LLP in Los Angeles (Tel.: (310) 712-6600 or Fax: (310) 712-8800) with any questions or additional comments.

Sincerely,

/s/ William L. Hunter
William L. Hunter
Chief Executive Officer
Angiotech Pharmaceuticals, Inc.